Exhibit 99.1

CI Financial Makes Strategic Investment in GLASfunds, a Leading Alternative Investment Platform

Relationship provides enhanced access to the growing alternative investments space for CI’s high-net-worth and ultra-high-net-worth clients

MIAMI & TORONTO & CLEVELAND--(BUSINESS WIRE)--November 10, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) announced today it has made a strategic investment in GLAS Funds, LLC (“GLASfunds™”), a turnkey alternative investment platform and alternative asset management firm based in Cleveland.

Founded in 2009, GLASfunds is one of the leading tech-enabled platforms providing investors with secure and streamlined digital access to institutional-quality alternative investment opportunities and asset management oversight. It has approximately US$1.1 billion in combined assets under management and assets under contract.

CI’s investment will strengthen GLASfunds’ offering to the broader market, while providing CI Private Wealth clients with enhanced access to alternative asset classes through a best-in-class platform.

“Alternative assets are an increasingly important part of investing today and having an execution platform like GLASfunds is a critical foundational component to our strategy in this space,” said Kurt MacAlpine, Chief Executive Officer of CI Financial. “Making this investment will enable us to deliver a better client experience, which is incredibly important as we work to build the leading high-net-worth and ultra-high-net-worth wealth manager in the U.S.”

“We are thrilled to work with CI to bring our leading alternatives solution to CI Financial and their fast-growing CI Private Wealth group,” said GLASfunds Managing Partner Michael Maroon. “Alternatives have become a core component of high-net-worth client portfolios, but the process to invest has often been cumbersome. We simplify that process, enabling advisors to deliver even better investment management service. Having CI as a strategic partner will enhance our capabilities and reach and broaden our appeal to all advisor firms seeking an alternative investment platform.”

GLASfunds is thoughtfully designed to reduce the difficulties advisors and their clients face in the alternatives space. Through the platform, advisors can aggregate client capital and invest in alternatives through a fully digital dashboard, streamlining the process and reducing the paperwork typically required to execute a customized alternatives portfolio. GLASfunds provides quarterly updates, timely performance estimates and one aggregated K-1 report across all positions. GLASfunds’ expert team can also provide additional analytics, portfolio construction support and more. The reduced administrative burden, simplified investment process and access to top-tier alternatives make GLASfunds an exceptional solution to add to CI Private Wealth’s growing investment capabilities.

CI will take a strategic minority stake in GLASfunds, with an option for majority ownership over the next four years. With the completion of this and other recently announced transactions, CI’s assets in its U.S. wealth management business are expected to reach approximately US$98.7 billion (C$122.3 billion), while its total assets globally are anticipated to reach approximately US$283.9 billion (C$351.7 billion).

The transaction is expected to close later this quarter, subject to regulatory and other customary closing conditions. Katten Muchin Rosenman LLP served as advisors to GLASfunds. CI was advised by Hogan Lovells US LLP. Financial terms were not disclosed.

Asset amounts are as at October 31, 2021.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$331.8 billion (US$267.8 billion) in client assets as at October 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Budros, Ruhlin & Roe, Inc., Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of GLASfunds, Gofen and Glossberg, LLC, R.H. Bluestein & Co. and McCutchen Group LLC will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com